                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]   Annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934 (Fee required)

      For the fiscal year ended December 31, 2003

                                       Or

[ ]   Transition report pursuant to Section 15(d) of the Securities Exchange
Act of 1934 (Fee required)

      For the transition period from _____________ to ___________

      Commission file number ____________________________________

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         EATON PERSONAL INVESTMENT PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            Eaton Corporation, 1111 Superior Avenue,
            Cleveland, Ohio  44114-2584

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                   (Name of Plan)
                                             EATON PERSONAL INVESTMENT PLAN

      Date: June 28, 2004                By: Eaton Corporation Pension
                                             Administration Committee

                                             By: /s/ B. K. Rawot
                                                 -------------------------
                                                        (Signature)
                                                 B. K. Rawot
                                                 Vice President and Controller
                                                 Eaton Corporation

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE

Eaton Personal Investment Plan

December 31, 2003 and 2002 and Year ended December 31, 2003
With Report of Independent Registered Public Accounting Firm

                         Eaton Personal Investment Plan

             Audited Financial Statements and Supplemental Schedule

                         December 31, 2003 and 2002 and
                          Year ended December 31, 2003

                                    CONTENTS

Report of Independent Registered Public Accounting Firm.......................................    1

Audited Financial Statements

Statements of Net Assets Available for Benefits...............................................    2
Statement of Changes in Net Assets Available for Benefits.....................................    3
Notes to Financial Statements.................................................................    4

Supplemental Schedule

Schedule H, line 4i--Schedule of Assets (Held at End of Year).................................   11

             Report of Independent Registered Public Accounting Firm

Pension Administration Committee and the
    Pension Investment Committee - Eaton Corporation

We have audited the accompanying statements of net assets available for benefits of the Eaton Personal Investment Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                              ERNEST & YOUNG LLP

Cleveland, Ohio
June 4, 2004

                         Eaton Personal Investment Plan

                 Statements of Net Assets Available for Benefits

                                                                               DECEMBER 31
                                                                      2003                      2002
                                                                  ------------              ------------
Assets
Investments at fair value:
  Plan interest in Eaton Employee Savings Trust                   $ 73,954,356              $ 57,774,037
  Participant notes receivable                                       2,423,568                 2,094,382
                                                                  ------------              ------------
Total investments                                                   76,377,924                59,868,419

Receivables:
  Contributions:
    Participants                                                        71,063                         -
    Employer                                                             5,814                         -
  Interest                                                               2,142                         -
                                                                  ------------              ------------
Total receivables                                                       79,019                         -
                                                                  ------------              ------------
Net assets available for benefits                                 $ 76,456,943              $ 59,868,419
                                                                  ============              ============

See notes to financial statements.

                         Eaton Personal Investment Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2003

ADDITIONS
Investment income:
  Interest                                                                    $    152,042
  Plan interest in Eaton Employee Savings Trust
    investment gain                                                             10,845,711
                                                                              ------------
Total investment income                                                         10,997,753

Contributions:
  Employer                                                                         351,920
  Employee                                                                       5,475,970
  Rollovers                                                                        139,337
                                                                              ------------
Total contributions                                                              5,967,227

Transfer from other plan                                                         6,537,206
                                                                              ------------
Total additions                                                                 23,502,186

DEDUCTIONS

Benefits paid to participants                                                    6,775,046
Administrative expenses                                                             26,159
                                                                              ------------
                                                                                 6,801,205

Net transfer to other plans                                                        112,457
                                                                              ------------
Total deductions                                                                 6,913,662
                                                                              ------------

Net increase                                                                    16,588,524
Net assets available for benefits at beginning of year                          59,868,419
                                                                              ------------
Net assets available for benefits at end of year                              $ 76,456,943
                                                                              ============

See notes to financial statements.

                         Eaton Personal Investment Plan

                          Notes to Financial Statements

                         December 31, 2003 and 2002 and
                          Year ended December 31, 2003

1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Eaton Personal Investment Plan (the Plan) have been prepared under the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Effective January 3, 2002, trustee responsibilities for the Plan were transferred from Key Trust Company of Ohio, N.A., to Fidelity Management Trust Company, and the Plan's investments, excluding participant loans, were invested in the Eaton Employee Savings Trust (Master Trust), which was established for the investment of assets of the Plan and the Eaton Savings Plan. The fair value of the Plan's interest in the individual funds of the Master Trust is based on the value of the Plan's interest in the fund as of the transfer date plus actual contributions and allocated investment income (loss) less actual distributions.

The investments of the Plan, except for the Aeroquip Vickers Fixed Income Fund in the Master Trust, are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Common/collective trust funds and pooled separate accounts are valued at the redemption value of units held at year-end. Participant loans are valued at cost, which approximates fair value. The Aeroquip Vickers Fixed Income Fund invests primarily in investment contracts issued by insurance companies. The investment contracts within the Aeroquip Vickers Fixed Income Fund are stated at contract value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.

                         Eaton Personal Investment Plan

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results are not expected to differ from these estimates.

2. DESCRIPTION OF THE PLAN

Effective July 1, 1996, Eaton Corporation (the Company or Plan Sponsor) established the Plan. On May 1, 1998, the Company amended the Plan and restated certain articles therein to qualify the Plan as a profit-sharing plan under
Section 401(a) of the Internal Revenue Code (the Code), and include a cash or deferred arrangement that is intended to qualify under Section 401(k) of the Code. Effective January 1, 2002, the Plan was amended and restated and renamed the Eaton Personal Investment Plan.

Effective at the close of business on October 1, 2003, the net assets of the Eaton Corporation Engine Components Division Saginaw Plant Hourly Employee's 401(k) Plan (Saginaw Plan), which related primarily to Saginaw Plan participants belonging to PACE - Local 7433 bargaining unit, Saginaw, Michigan, were transferred to the Plan. The related transfer of assets in the amount of $6,537,206 is presented as "Transfer from other plan" in the Statement of Changes in Net Assets Available for Benefits.

The Plan provides that all union employees that belong to IAM Local 78 and IAM Local 1061, Milwaukee, Wisconsin; USWA Local 7509, Shelbyville, Tennessee; UAW Local 164, Auburn, Indiana; Metal Processors Union IUAP and NW AFL-CIO Local 16, Rochelle, Illinois; UAW Local 220, Marshall, Michigan; IAM and Aerospace Workers, Local 77, Eden Prairie, Minnesota; Beaver Salaried Employees Association and IBEW, AFL-CIO, Local 201, Beaver, Pennsylvania; IBEW, AFL-CIO, Local 1833, Horseheads, New York; IAMAW Local 1165, Lincoln, Illinois; UAW Local 1609, Winamac, Indiana; IAMAW Local 725, Los Angeles, California; IAM Local 70, Hutchinson, Kansas; UPIU Local 7967, Cleveland, Ohio; UAW Local 1966 and UAW Local 475, Jackson, Michigan, IUE Local 792, Jackson, Mississippi, IAMAW Local 2528, Hohenwald, Tennessee, PACE - Local 7433, Saginaw, Michigan, and UAW Local 1404, Columbia City, Indiana will be eligible for membership in the Plan on the date at which the employee has completed the specified probationary period as stated in the applicable collective bargaining agreement.

                         Eaton Personal Investment Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

Eligible employees may elect to make before-tax or after-tax contributions from 1% to 17% of their compensation. For certain locations, the maximum employee contributions are 30% and eligible employees may receive a Company matching contribution of 50% up to 6% of their compensation, depending on the location. Eligible employees are 100% vested, subject to certain provisions as defined by each location. All contributions are allocated by the employee among the investment funds offered by the Plan. Effective May 1, 2003, catch-up contributions were permitted in the Plan, allowing participants age 50 and older to defer an additional amount of their compensation, as prescribed by the Internal Revenue code.

Effective with the transfer of net assets related to certain locations which participated in the Aeroquip-Vickers Savings and Profit Sharing Plan (Aeroquip
Plan) to the Plan on April 1, 2002, 25% of the Aeroquip-Vickers, Inc. profit sharing contribution made under the Aeroquip Plan was invested and held in the Eaton Common Shares Fund. Employees may elect to transfer the account balances related to these profit-sharing contributions to other investment funds offered by the Plan, in gradual phases, such that as of January 1, 2005, the entire account balance related to such profit-sharing contributions will be eligible to be transferred.

Each participant's account is credited with the participant's contributions, employer matching contributions, if applicable, and allocations of the Plan's earnings and is charged with an allocation of administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are immediately vested in their contributions and actual earnings thereon. On termination of service, a participant is eligible to receive a lump-sum amount equal to the value of his account.

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance, reduced by their highest outstanding loan balance during the preceding 12 months. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate based on the prime interest rates as determined daily by the trustee. Principal and interest are paid through payroll deductions.

All administrative and transaction costs, management fees and expenses of the Plan are paid by the trustee from the Master Trust unless such costs, fees and expenses are paid by the Company. The Company elected to pay certain administrative costs during 2003 on behalf of the Plan.

                         Eaton Personal Investment Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

The Company may amend, modify, suspend or terminate the Plan at any time. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Information about the Plan is contained in the Plan document, which is available from the Human Resources Department upon request.

3. INVESTMENTS

Effective January 3, 2002, Fidelity Management Trust Company, trustee and recordkeeper of the Plan, holds the Plan's investment assets and executes investment transactions, and all investment assets of the Plan, except for participant loans, are pooled for investment purposes in the Master Trust.

A summary of the investments of the Master Trust is as follows:

                                                                 DECEMBER 31
                                                          2003                    2002
                                                  -------------------     -------------------
Registered investment companies                   $     1,057,070,016     $       661,423,979
Eaton common shares                                       564,210,052             492,065,122
Insurance company general accounts                        144,670,781             272,326,947
U.S. government securities                                125,329,900              92,586,380
Corporate debt instruments                                 49,023,353              56,633,963
Interest-bearing cash                                      33,503,543              31,414,358
Axcelis common shares                                               -              19,003,919
Pooled separate accounts                                      411,641               1,473,735
                                                  -------------------     -------------------
Total investments                                 $     1,974,219,286     $     1,626,928,403
                                                  ===================     ===================

The Plan had a 3.8% and 3.6% interest in the investments of the Master Trust as of December 31, 2003 and 2002, respectively.

                         Eaton Personal Investment Plan

3. INVESTMENTS (CONTINUED)

Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the average balance invested by each plan in each of the individual funds of the Master Trust. A summary of the Master Trust's net investment income allocated to the participating plans for the year ended December 31, 2003 is as follows:

Interest and dividend income                                           $     27,653,824
Net appreciation in fair value of investments:
   Eaton Common Shares Fund                                                 168,972,886
   Registered investment companies                                          170,719,308
   Eaton Fixed Income Fund                                                    3,458,665
                                                                       ----------------
                                                                       $    370,804,683
                                                                       ================

At December 31, 2003, the Eaton Fixed Income Fund was comprised of U.S. government securities (65%), corporate debt instruments (25%), interest-bearing cash (9%), and pooled separate accounts (1%).

The Eaton Common Shares Fund, which includes the Eaton common shares and a portion of the interest-bearing cash, contains participant account balances that are both participant-directed and nonparticipant-directed. Because the fund contained balances that are nonparticipant-directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments for the Plan are as follows:

                                                              DECEMBER 31
                                                        2003               2002
                                                  ---------------     --------------
Net assets:
   Investment in Eaton Common Shares Fund         $     9,454,384     $    7,508,250
   Contribution and loan repayment receivable               9,288                  -
                                                  ---------------     --------------
                                                  $     9,463,672     $    7,508,250
                                                  ===============     ==============

                         Eaton Personal Investment Plan

3. INVESTMENTS (CONTINUED)

                                                                            YEAR ENDED
                                                                           DECEMBER 31,
                                                                               2003
                                                                          ---------------
Changes in net assets:
   Contributions                                                          $       567,139
   Net investment gain from the Eaton Common Shares Fund                        2,783,706
   Net transfers to participant-directed funds                                   (485,237)
   Distributions to participants                                                 (719,934)
   Loan withdrawal                                                               (184,343)
   Administrative expenses                                                         (5,909)
Net increase                                                              $     1,955,422

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 16, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions include the investments in the common stock of Eaton, the investment in the investment funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2003, the Master Trust received $10,539,782 in common stock dividends from the Company.

                         Eaton Personal Investment Plan

5. TRANSACTIONS WITH PARTIES-IN-INTEREST (CONTINUED)

On June 30, 2000, Eaton reorganized its semiconductor equipment operations into a wholly owned subsidiary, Axcelis Technologies, Inc. (Axcelis). In July 2000, Axcelis completed an initial public offering for the sale of 20% of its common stock shares. On December 29, 2000 Eaton distributed its remaining interest in Axcelis to Eaton shareholders as a dividend (spin-off), which was tax free to Eaton and its shareholders for United States income tax purposes. Eaton shareholders (including the Plan) received 1.179023 shares of Axcelis common stock per each whole Eaton common share held as of December 6, 2000 and cash payments for fractional shares. The Axcelis common shares were received by the Plan on January 5, 2001.

The Plan established an Axcelis Common Stock Fund to hold the shares of Axcelis common stock received as a dividend. Participants were not allowed to direct contributions or transfers to the Axcelis Common Stock Fund, but were permitted to direct the transfer of amounts in the Axcelis Common Stock Fund to other funds available under the Plan. The Axcelis Common Stock Fund was terminated subsequent to the close of the market on December 31, 2002. All remaining shares were liquidated and the assets were invested in a money market fund.

6. RISKS AND UNCERTAINTIES

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                         Eaton Personal Investment Plan

                     EIN: 34-0196300        Plan Number: 162

                     Schedule H, line 4i--Schedule of Assets
                              (Held at End of Year)

                                December 31, 2003

                                                      DESCRIPTION OF INVESTMENT
                                                       INCLUDING MATURITY DATE,
IDENTITY OF  ISSUE, BORROWER,                        RATE OF INTEREST, COLLATERAL,         CURRENT
LESSOR OR SIMILAR PARTY                                 PAR OR MATURITY VALUE               VALUE
----------------------------                        -----------------------------          -------
*Participant notes receivable                                5% - 10.5%;
                                                         various maturities               $2,423,568

*Indicates a party-in-interest to the Plan.